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                            October 19, 2022

       Jeffrey Tarr
       Chief Executive Officer
       Skillsoft Corp.
       300 Innovative Way, Suite 201
       Nashua, New Hampshire 03062

                                                        Re: Skillsoft Corp.
                                                            Form 10-K for the
Fiscal Year Ended January 31, 2022
                                                            Form 8-K Filed
September 7, 2022
                                                            Response dated
October 6, 2022
                                                            File No. 001-38960

       Dear Jeffrey Tarr:

              We have reviewed your October 6, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 22, 2022 letter.

       Form 10-K for the fiscal year ended January 31, 2022

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page F-39

   1. We note your response to prior comment 1 and we are unable to agree that it is appropriate to present
Non-GAAP financial information of the Successor and the
                                                        Predecessor on a
combined basis without reflecting all relevant pro forma adjustments required by Article 11
of Regulation S-X. Please confirm that you will remove this
                                                        presentation in future
filings.
       Form 8-K filed on September 7, 2022
       Exhibit 99.1, page 11
 Jeffrey Tarr
Skillsoft Corp.
October 19, 2022
Page 2

2. We note your response to prior comment 5. Please quantify each of the items included in
         the adjustments labeled    Non-recurring costs and other.    For each
item, explain whether
         they represent normal, recurring, cash operating expenses necessary to operate your business. In addition, with a view toward future filings, please describe the nature of each adjustment and why you believe the adjustment is appropriate.
       You may contact Morgan Youngwood, Senior Staff Accountant at 202-551-3479 or
Stephen Krikorian, Accounting Branch Chief at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJeffrey Tarr                                 Sincerely,
Comapany NameSkillsoft Corp.
                                                               Division of
Corporation Finance
October 19, 2022 Page 2                                        Office of
Technology
FirstName LastName